UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2023__ AND ENDING __12/31/2023__

                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __BROWN BROTHERS HARRIMAN INVESTMENTS, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__140 BROADWAY__

                                (No. and Street)

__NEW YORK__	__NY__	__10005__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__PAUL PUSTORINO__	__212-493-8058__	__PAUL.PUSTORINO@BBH.COM__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__BAKER TILLY US, LLP__

                      (Name – if individual, state last, first, and middle name)

__66 HUDSON BLVD E, SUITE 2200__	__NEW YORK__	__NY__	__10001__
(Address)	(City)	(State)	(Zip Code)

__OCTOBER 22, 2003__	__23__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL J. GREIFENKAMP_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BROWN BROTHERS HARRIMAN INVESTMENTS, LLC_____, as of 12/31_____, 2 023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NANCY J. GINSBERG
Notary Public, State of New York
No. 01GI6048899 – Qualified in Richmond County
Certificate Filed in New York County
Commission Expires: 3/21/2027



Signature:

Title: CEO

Notary Public Nancy Ginsberg

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Brown Brothers Harriman Investments, LLC

(A wholly-owned subsidiary of Brown Brothers Harriman & Co.)
Statement of Financial Condition Pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934
December 31, 2023

BROWN BROTHERS HARRIMAN INVESTMENTS, LLC

TABLE OF CONTENTS

	Page
	Page

Report of Independent Registered Public Accounting Firm

To the Member of
Brown Brothers Harriman Investments, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brown Brothers Harriman Investments, LLC (the Company) as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2020.

New York, New York
February 15, 2024

Brown Brothers Harriman Investments, LLC
Statement of Financial Condition
December 31, 2023 (In Thousands of U.S. Dollars)

Assets

Cash	$	1,522
Prepaid expenses		7
Receivable from Parent		58
Total assets	$	1,587

Liabilities and Member's Equity

Accrued liabilities	$	49
Total liabilities		49
Member's equity		1,538
Total liabilities and member's equity	$	1,587

The accompanying notes are an integral part of the statement of financial condition.

Brown Brothers Harriman Investments, LLC
Notes to Statement of Financial Condition
December 31, 2023 (In Thousands of U.S. Dollars)

1. **Organization**

   Brown Brothers Harriman Investments, LLC (the "Company") was granted membership with the Financial Industry Regulatory Authority ("FINRA") on May 2, 2016 and commenced operations on September 1, 2016. The Company is a wholly-owned subsidiary of Brown Brothers Harriman and Co. (the "Parent"). The Parent is the sole member of the Company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA as an Introducing Broker-dealer. The Company acts primarily as a distributor of the Parent's mutual funds and as a placement agent for the Parent's private investment funds.

2. **Significant Accounting Policies**

   Basis of Presentation — The statement of financial condition is prepared in conformity with the accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Use of Estimates — The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities as of the date of the financial statement. Estimates, by their nature, are based on judgment and available information. Actual results could differ from the estimates. Accounting estimates reflected in the financial statements include allocated expenses from the Parent.

   Cash and Cash Equivalents — The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of 90 days or less when purchased. As of December 31, 2023, there were no cash equivalents. The Company maintains substantially all cash at one major financial institution, and it exceeds the FDIC insured amount.

3. **Income Taxes**

   As a single member LLC, the Company is a disregarded entity for U.S. federal, state and local income tax purposes. Accordingly, there is no provision for income taxes as all income taxes are the obligation of the Parent.

   The Company recognizes the tax benefits of any uncertain tax positions only when the position is "more likely than not" to be sustained assuming examination by tax authorities, including resolutions of any related appeals or litigation processes, based on the technical merits. The Company reviews and evaluates tax positions in its major jurisdictions (where the Company is organized or registered to do business) and determines whether or not there are uncertain tax positions that require financial statement recognition. As of December 31, 2023, no reserves for uncertain tax positions were required to be recorded. The Company is not aware of any tax positions: for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. As a result, no income tax liability has been recorded in the accompanying statement of financial condition.

4. **Net Capital Requirements**

   As a registered broker-dealer, the Company is subject to the minimum net capital requirement pursuant to Uniform Net Capital Rule 15c3-1 of the U.S. Securities Exchange Commission (the "Rule"). Under the Rule, the Company is required to maintain minimum net capital, as defined under the rule, equal to the greater of $5 or 6-2/3% of aggregate indebtedness as of December 31, 2023. As of December 31, 2023, the Company had net capital of $1,473, which exceeded required net capital by $1,468, and a ratio of aggregate indebtedness to net capital of 3.34%.

December 31, 2023 (In Thousands of U.S. Dollars)

5. Related Party Transactions

Parent Company Allocation — The Company receives services from its Parent, which provides the use of its employees, facilities, and other assets. Expenses incurred by the Parent that are directly related to the Company's distribution activities are specifically allocated to the Company, and other shared costs such as employees, facilities, and other assets are allocated to the Company based on the Administrative Services Agreement.

Reimbursement from Parent — The Company provides services related to the distribution of mutual funds and private placements of interests in the private funds offered by the Parent and/or affiliates. In September 2016, in its role as a mutual fund distributor, the Company entered a selling agreement with the Parent. In this agreement, the Company is compensated 110% of its operating expenses. The Company's receivable from its Parent related to this agreement was $58 as of December 31, 2023. The Company expects to continue earning revenue from the Parent under this agreement. In addition, the Parent stands ready to provide additional capital or financial support to the Company if so required.

6. Securities Exchange Act Rule 15c3-3

As a “Non-Covered Firm,” the Company is not required to comply with Rule 15c3-3 pursuant to FAQ 18 of the SEC’s Frequently Asked Questions Concerning the Amendments to Certain Broker-Dealer Financial Responsibility Rules. The Company’s business activities are limited to offering investments on a subscription basis, and it (i) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) does not carry accounts of or for customers; and (iii) does not carry PAB accounts (as defined in Rule 15c3-3).

.

7. Subsequent Events

Subsequent events have been evaluated through the date of issuance of the financial statements on February 15, 2024. Based on such evaluation, no events were discovered that required disclosure or adjustment to the financial statements.